Exhibit 16.1

September 23, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Blue Bird Corporation (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Blue Bird Corporation dated September 19, 2016. We agree with the statements concerning our Firm in such Form 8-K. In addition, it should be noted that we are currently performing procedures pursuant to Public Company Accounting Oversight Board AU Section 390, Consideration of Omitted Procedures After the Report Date. Our dismissal will be effective upon completion of those procedures.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia